S 20008630)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

(City) FL (State) 32714 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry M. Smith, President 407-869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1785 West 2320 South (Address) Salt Lake City (City) UT (State) 84119 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EG

OATH OR AFFIRMATION

I, Barry M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CONNIE J. PEACOCK
Commission # GG 909395
Expires September 10, 2023
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAM SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

TRANSAM SECURITIES, INC.

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 11
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	12
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report including Management's Statement	13 - 15
FORM SIPC-7	16 - 17

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TransAm Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TransAm Securities, Inc. as of December 31, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TransAm Securities, Inc.'s management. Our responsibility is to express an opinion on TransAm Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TransAm Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of TransAm Securities, Inc.'s financial statements. The supplemental information is the responsibility of TransAm Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information in Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Haynie + Company

Haynie & Company
Salt Lake City, Utah
February 26, 2020

We have served as TransAm Securities, Inc.'s auditor since 2019.

TRANSAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	92,812
Commissions receivable		806
Other assets		3,340
Total assets	**$**	**96,958**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	5,105
Commissions payable		3,699
Total liabilities		8,804
SHAREHOLDER'S EQUITY:		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		38,000
Retained earnings		50,144
Total shareholder's equity		88,154
Total liabilities and shareholder's equity	**$**	**96,958**

The accompanying notes are an integral part of this statement

TRANSAM SECURITIES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

REVENUE:		
Commissions and fees	$	741,976
Other income		856
Total revenue		742,832
EXPENSES:		
Commissions and salaries		622,672
Professional fees		23,224
General and administrative expenses		56,505
Regulatory fees		9,529
Total expenses		711,930
INCOME BEFORE INCOME TAX PROVISION		30,902
Income tax provision		5,100
NET INCOME	**$**	**25,802**

The accompanying notes are an integral part of this statement

TRANSAM SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
BALANCES, December 31, 2018	1,000	$ 10	$ 38,000	$ 24,343	$ 62,353
Net income	-	-	-	25,802	25,802
BALANCES, December 31, 2019	**1,000**	**$ 10**	**$ 38,000**	**$ 50,144**	**$ 88,154**

The accompanying notes are an integral part of this statement

TRANSAM SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	25,802
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable		4,230
Increase in other assets		(270)
Decrease in accounts payable		(4,745)
Decrease in commissions payable		(25,186)
Net cash flows used by operating activities		(169)
CASH FLOWS FROM INVESTING ACTIVITIES:	$	- 0 -
CASH FLOWS FROM FINANCING ACTIVITIES:	$	- 0 -
NET DECREASE IN CASH		(169)
CASH, at beginning of the year		92,981
CASH, at end of the year	**$**	**92,812**
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	-
Cash paid for taxes	$	3,876

The accompanying notes are an integral part of this statement

TRANSAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2019

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

TransAm Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

The Company's primary activities include the sale of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsor(s)").

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Commissions Receivable

Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at December 31, 2019.

Revenue Recognition

The Company recognizes revenue under the provisions of ASC 606 revenue from contracts with customers. ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers and each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions are recorded on the trade date and the trade blotter date. The Company believes that the performance obligation is satisfied on the trade date and the trade blotter date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

In accordance with FASB ASC (Financial Accounting Standards Board Accounting Standards Codification) No. 740, *Income Taxes,* the Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2019

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2017, for all major tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, marketing support equipment, and office administrative support personnel. CFG is owned by a family member of the Company's shareholder. On August 11, 2005, the Company entered into a management agreement with CFG to provide these services and renewed the agreement on September 29, 2017. The agreement shall continue in effect until terminated by either party. Expenses charged by CFG to the Company for the year ended December 31, 2019 totaled $98,857. Consequently, operating results and financial position may be different than if the entities were autonomous.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2019, the Company had excess net capital of $79,815 and a ratio of aggregate indebtedness to net capital of .10 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2019.

NOTE 5 - CONCENTRATIONS

68% of the Commission income of approximately $741,975 was generated from 5 registered representatives during the year ended December 31, 2019.

TRANSAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2019

NOTE 6 – INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statements and the tax basis of assets and liabilities by using estimated tax rates for the year in which the differences are expected to reverse.

For the year ended December 31, 2019, a provision for income taxes in the amount of $5,100 has been recorded. Also, as of December 31, 2019, there is no provision for deferred tax assets or liabilities due to no material differences between the financial and tax basis of assets and liabilities.

The components of Income tax provision for the year ended December 31, 2019 are as follows:

Federal Income Tax:	
Current	$ 5,100
Deferred	$ - 0 -
Valuation Allowance	$ - 0 -
Net	$ 5,100

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued. The financial statements were approved for issue by management on February 26, 2020.

TRANSAM SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2019

CREDIT:		
Member's equity	$	88,154
DEBITS:		
Nonallowable assets:		
Other assets		3,339
Commissions and other receivables over 30 days old		-
Total debits		3,339
NET CAPITAL		84,815
Less Haircut on Securities		-
Minimum requirements of 6 2/3% of aggregate indebtedness of $8803 = $587 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**79,815**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	5,104
Commissions payable		3,699
Total aggregate indebtedness	**$**	**8,803**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.10 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing at December 31, 2019.

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TransAm Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TransAm Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TransAm Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under subparagraph (k)(2)(i) (exemption provisions) and (2) TransAm Securities, Inc. stated that TransAm Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TransAm Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TransAm Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, UT
February 26, 2020

TRANSAM SECURITIES, INC.

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of TransAm Securities, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2019. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Applies to broker-dealers who do not carry customer margin accounts and who promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer. Broker-dealers claiming this exemption may not hold funds or securities for or owe money or securities to customers.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Barry M. Smith, President

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of TransAm Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by TransAm Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating TransAm Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. TransAm Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on TransAm Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of TransAm Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1685*********************MIXED AADC 220
37065 FINRA DEC
TRANSAM SECURITIES INC
1111 DOUGLAS AVE
ALTAMONTE SPRINGS, FL 32714-2033

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9.06
   B. Less payment made with SIPC-6 filed (exclude interest) (5.84)
      07/23/19
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3.22
   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
      Total (must be same as F above) $ 3.22
   H. Overpayment carried forward $( )

1/23/2020
V# 14315

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TransAm Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of January, 20 20.

Barry M. Smith, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 742,831.57
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 736,793.51
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	$736,793.51
2d. SIPC Net Operating Revenues	$ 6,038.06
2e. General Assessment @ .0015	$ 9.06
	(to page 1, line 2.A.)